SHIN CORPORATION

02015749

02 MAR -8 AM 8:03

February 22, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), documents described below are enclosed for your attention.

- **Stock Exchange of Thailand Filling, SH007/2002**

  Subject: Notification of the Sale of Investment in ITV Public Company Limited

  Date: February 21, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 21, 2002

SHIN 007/ 2002

Subject: Notification of the Sale of Investment in ITV Public Company Limited

To : The President
Stock Exchange of Thailand

In reference to the Extraordinary General Meeting of Shareholders of Shin Corporation Public Company Limited **("the Company")** No. 2/2001 held on November 9, 2001, where the quorum approved the offering of ITV's ordinary shares to the public and any investors at the same time as the initial public offering of ITV's new ordinary shares ("IPO shares") and designated the Executive Committee to determine the relevant terms and conditions.

The Company would like to inform that the Executive Committee has resolved for the Company to offer 20 million of ITV ordinary shares to the public at the same time as the IPO of 300 million new shares. All public offering of ITV's ordinary shares, in the total amount of 320 million shares, will be offered at the price of Baht 6 per share. The subscription period will be from February 27, 2002 to March 1, 2002. After the completion of public offering and capital increase registration of ITV, the Company's holding in ITV will stand at 55.53% of ITV's paid-up capital.

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 21, 2002

SHIN 007/ 2002

Subject: Notification of the Sale of Investment in ITV Public Company Limited

To : The President
Stock Exchange of Thailand

In reference to the Extraordinary General Meeting of Shareholders of Shin Corporation Public Company Limited **("the Company")** No. 2/2001 held on November 9, 2001, where the quorum approved the offering of ITV's ordinary shares to the public and any investors at the same time as the initial public offering of ITV's new ordinary shares ("IPO shares") and designated the Executive Committee to determine the relevant terms and conditions.

The Company would like to inform that the Executive Committee has resolved for the Company to offer 20 million of ITV ordinary shares to the public at the same time as the IPO of 300 million new shares. All public offering of ITV's ordinary shares, in the total amount of 320 million shares, will be offered at the price of Baht 6 per share. The subscription period will be from February 27, 2002 to March 1, 2002. After the completion of public offering and capital increase registration of ITV, the Company's holding in ITV will stand at 55.53% of ITV's paid-up capital.